UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 30,

2024
Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release, which appear immediately following this page.

Media release

30 May.2024
30 May 2024
Ad hoc announcement pursuant to Article 53 LR.
UBS announces changes to Group Executive Board
Zurich, 30 May 2024 –
UBS Group AG today announces changes to

its Group Executive Board (GEB),
which are subject final regulatory approval. Read the full

media release
https://www.ubs.com/global/en/media/display-page-ndp/en-20240530-ad-mr.html here.
Ulrich Körner, CEO of Credit Suisse AG, will step down from the GEB at the end of

June 2024 following the
merger of the parent banks UBS AG and Credit Suisse

AG. He will retire from UBS later this year.

Contact details
Investor Relations, UBS AG
Zurich: +41 44 234 41 00
New York: +1 212 882 5734
Online contact form
Corporate Communications, Credit Suisse AG

Tel:

+41 844 33 88 44
Email: media.relations@credit-suisse.com
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Disclaimer
This document and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, Credit Suisse AG or their affiliates should be made on the basis of this document. UBS and Credit Suisse undertake no obligation to update the information contained herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
Credit Suisse AG
By: _/s/ Urs Fankhauser ____________
Name:

Urs Fankhauser
Title:

Managing Director
By: _/s/ Peter Simon_______________
Name:

Peter Simon
Title:

Executive Director
Date:

May 30, 2024